Exhibit 99.4

PERDIGÃO S.A.
A Publicly-held company
CNPJ/MF n.º 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

The Board of Directors, in a meeting held today approved, for a two-year term, the nomination of the following executive officers:

Chief Executive Officer: Nildemar Secches
Chief Financial Officer: Wang Wei Chang
Chief Operating Officer: Paulo Ernani de Oliveira
General Officer of Perdigão Business: José Antonio do Prado Fay
General Officer of Perdix Business: Antonio Augusto de Toni
General Officer of Batavo Business: Wlademir Paravisi
Supply Chain Officer: Nilvo Mittanck
Business Development Officer: Nelson Vas Hacklauer
Technology Officer: Luiz Adalberto Stabile Benício
Human Relations Officer: Gilberto Antonio Orsatto
Institutional Relations Officer: Ricardo Robert Athayde Menezes

Besides this, the Board of Directors Advisors Committees were nominated as follows:

Ethic and Governance Committee:
Décio da Silva, Marcelo de Souza Muniz, Maurício Novis Botelho, Nildemar Secches and Paulo Ernani de Oliveira.

Strategic and Financial Committee:

Jaime Hugo Patalano, Manoel Cordeiro Silva Filho, Marcelo de Souza Muniz, Nildemar Secches and Wang Wei Chang.

Compensation and Executive Development Committee:

Francisco Ferreira Alexandre, Luís Carlos Fernandes Afonso, Marcelo de Souza Muniz, Nildemar Secches and Wlademir Paravisi.

Senior Advisory Council:

João Rozário da Silva.

São Paulo (SP), April 26, 2007.

Wang Wei Chang

Chief Financial Officer